UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-13970

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CHROMCRAFT REVINGTON
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHROMCRAFT REVINGTON, INC.
1330 Win Hentschel Blvd., Suite 250
West Lafayette, Indiana 47906

Chromcraft Revington
Employee Stock Ownership and Savings Plan
EIN 35-1848094      PN 003
Accountants’ Report and Financial Statements
December 31, 2011 and 2010

Chromcraft Revington
Employee Stock Ownership and Savings Plan
December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Plan Administrator
Chromcraft Revington Employee Stock Ownership and Savings Plan
West Lafayette, Indiana

We have audited the accompanying statements of net assets (deficit) available for benefits of the Chromcraft Revington Employee Stock Ownership and Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets (deficit) available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets (deficit) available for benefits of the Chromcraft Revington Employee Stock Ownership and Savings Plan as of December 31, 2011 and 2010, and the changes in net assets (deficit) available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Indianapolis, Indiana
June 27, 2012

Federal Employer Identification Number:  44-0160260

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Statement of Net Assets (Deficit) Available for Benefits
December 31, 2011

Assets
	Allocated	Unallocated	Total

Chromcraft Revington, Inc. common stock, at fair value	$443,347	$1,452,475	$1,895,822
Mutual funds	8,314,448	-	8,314,448
T. Rowe Price Stable Value Common Trust Fund	2,853,610	-	2,853,610
Notes receivable from participants	253,696	-	253,696
Employee contributions receivable	12,381	-	12,381
Employer contributions receivable	-	60,616	60,616
Cash and equivalents	1,170	-	1,170
Total assets	11,878,652	1,513,091	13,391,743

Liabilities
Note payable to employer	-	16,331,115	16,331,115

Net Assets (Deficit) Available for Benefits, at Fair Value	11,878,652	(14,818,024)	(2,939,372)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(99,519)	-	(99,519)

Net Assets (Deficit) Available for Plan Benefits	$11,779,133	$(14,818,024)	$(3,038,891)

See Notes to Financial Statements

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Statement of Net Assets (Deficit) Available for Benefits
December 31, 2010

Assets
	Allocated	Unallocated	Total

Chromcraft Revington, Inc. common stock, at fair value	$874,083	$2,786,424	$3,660,507
Mutual funds	9,718,282	-	9,718,282
T. Rowe Price Stable Value Common Trust Fund	3,829,966	-	3,829,966
Notes receivable from participants	188,962	-	188,962
Employee contributions receivable	10,608	-	10,608
Employer contributions receivable	-	1,376,961	1,376,961
Cash and equivalents	1,170	-	1,170
Total assets	14,623,071	4,163,385	18,786,456

Liabilities
Interest payable to employer	-	943,728	943,728
Note payable to employer	-	17,221,322	17,221,322
Total liabilities	-	18,165,050	18,165,050

Net Assets (Deficit) Available for Benefits, at Fair Value	14,623,071	(14,001,665)	621,406
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(138,431)	-	(138,431)

Net Assets (Deficit) Available for Plan Benefits	$14,484,640	$(14,001,665)	$482,975

See Notes to Financial Statements

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Statement of Changes in Net Assets (Deficit) Available for Benefits
Year Ended December 31, 2011

	Allocated	Unallocated	Total

Additions
Investment income (loss)
Dividends	$360,118	$-	$360,118
Net depreciation in fair value of investments	(609,020)	(1,260,192)	(1,869,212)
Net investment loss	(248,902)	(1,260,192)	(1,509,094)
Interest income from notes receivable from participants	9,904	-	9,904
Employee contributions	311,289	-	311,289
Employer contributions	-	1,437,577	1,437,577
Allocation of 67,667 shares of common stock of Chromcraft Revington, Inc., at fair value	73,757	-	73,757
Total additions	146,048	177,385	323,433

Deductions
Interest expense	-	919,987	919,987
Distributions	2,851,555	-	2,851,555
Allocation of 67,667 shares of common stock of Chromcraft Revington, Inc., at fair value	-	73,757	73,757
Total deductions	2,851,555	993,744	3,845,299

Net Decrease	(2,705,507)	(816,359)	(3,521,866)

Net Assets (Deficit) Available for Benefits, Beginning of Year	14,484,640	(14,001,665)	482,975

Net Assets (Deficit) Available for Benefits, End of Year	$11,779,133	$(14,818,024)	$(3,038,891)

See Notes to Financial Statements

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Statement of Changes in Net Assets (Deficit) Available for Benefits
Year Ended December 31, 2010

	Allocated	Unallocated	Total

Additions
Investment income (loss)
Dividends	$383,228	$-	$383,228
Net appreciation (depreciation) in fair value of investments	864,770	(425,686)	439,084
Net investment income (loss)	1,247,998	(425,686)	822,312
Interest income from notes receivable from participants	10,552	-	10,552
Employee contributions	320,779	-	320,779
Employer contributions	-	1,376,961	1,376,961
Allocation of 67,666 shares of common stock of Chromcraft Revington, Inc., at fair value	134,657	-	134,657
Total additions	1,713,986	951,275	2,665,261

Deductions
Interest expense	-	943,728	943,728
Distributions	1,259,559	-	1,259,559
Administrative expenses	5,973	-	5,973
Allocation of 67,666 shares of common stock of Chromcraft Revington, Inc., at fair value	-	134,657	134,657
Total deductions	1,265,532	1,078,385	2,343,917

Net Increase (Decrease)	448,454	(127,110)	321,344

Net Assets (Deficit) Available for Benefits, Beginning of Year	14,036,186	(13,874,555)	161,631

Net Assets (Deficit) Available for Benefits, End of Year	$14,484,640	$(14,001,665)	$482,975

See Notes to Financial Statements

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 1:	Description of the Plan

The following description of the Chromcraft Revington Employee Stock Ownership and Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

Effective December 31, 2009, the Chromcraft Revington Savings Plan (Savings Plan) was merged with and into the Chromcraft Revington Employee Stock Ownership and Savings Plan.  All assets of the Savings Plan were effectively transferred to the Plan on this date.  The Plan consists of a stock bonus plan designed to invest primarily in “qualifying employer securities” (ESOP Component) and a qualified cash or deferred arrangement (401(k) Component).  An advisory committee (Plan Committee) consisting of two persons has been designated by the Company to act as the Plan Administrator.

Chromcraft Revington, Inc. established the ESOP Component effective as of January 1, 2002.  The ESOP Component covers substantially all employees of Chromcraft Revington, Inc. and its wholly owned subsidiaries (Company or Employer).  The ESOP Component operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Under the terms of the Chromcraft Revington Employee Stock Ownership and Savings Plan - ESOP Component Trust (Trust) between Reliance Trust Company (Reliance) and the Company, effective February 1, 2010, Reliance replaced First Bankers Trust Services (First Bankers) as custodian and trustee for the shares of Company stock in the ESOP Component.  T. Rowe Price Trust Company is the custodian and trustee of the 401(k) Component.  T. Rowe Price Retirement Plan Services, Inc. (Recordkeeper) provides recordkeeping services for the Plan.

On March 15, 2002, the Trust borrowed $20,000,000 from the Company to purchase 2,000,000 shares of Company common stock.  These shares were placed in a loan suspense account under the ESOP Component.  The Company will make contributions to the Trust each year until the loan is paid off.  When the Trust receives an employer contribution, it will use the contribution to pay down the loan.  At the same time, the Trustee of the ESOP Component will take shares of Company stock out of the loan suspense account and allocate them among eligible participant accounts.  Effective January 1, 2012, T. Rowe Price Trust Company replaced Reliance as custodian of the allocated shares of Company stock.  Reliance remains as trustee of these shares.

The ESOP Component assigned to the Company a security interest in the unallocated shares of Company common stock.  The Company has no rights against shares once they are allocated under the Plan.  Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock and funds (Allocated) and stock not yet allocated to employees (Unallocated).

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Eligibility

An employee will become eligible to participate in the ESOP Component on January 1 after six months of service for the Company’s regular contribution, and either January 1, April 1, July 1 or October 1 after six months of service for voluntary contributions to the 401(k) Component and the Company’s matching contributions.  Participants must be employed on the last day of a Plan year to be eligible for the allocation of the Company’s regular contributions for that Plan year.  However, if participants retire on or after age 65 or die during the Plan year, they are also eligible for the allocation of the Company’s regular contributions for that Plan year.

Contributions

ESOP Component

The Employer is required to make an annual cash contribution sufficient to pay the current principal and accrued interest due on the note payable to the Employer.  The Company may make additional discretionary contributions to the Plan.  Regular contributions are allocated to eligible Plan participants based on compensation.  Matching contributions are based on a percentage of the participant’s pre-tax contributions to the 401(k) Component.  For 2011 and 2010, the Company made a “safe harbor” matching contribution, which matched participant’s contributions at 100% up to a maximum of 3% of the participant’s eligible compensation plus 50% of the next 2% of eligible compensation.  The matching contribution may be made in a combination of cash or shares of the Company’s common stock based on its closing stock price on December 31.  Company contributions for the Plan year ended December 31, 2010 were allocated to participants’ accounts in 2011 and were made in Company common stock.  Company contributions for the 2011 and 2010 Plan years included only safe harbor matching contributions.  The ESOP Component does not permit participant contributions.

401(k) Component

Participants are permitted to contribute 1% to 50% of their annual compensation to the Plan, as defined in the Plan Document, on either a pre-tax or after-tax basis.  Employee rollover contributions are also permitted.

Participant Accounts

The Plan is a defined-contribution plan under which a separate individual account is established for each participant.

Aggregate annual additions to a participant’s account under this Plan may not exceed certain limitations as established under the Internal Revenue Code.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

ESOP Component

Each participant’s account is credited as of the last day of each Plan year with a combination of cash and/or shares of Company common stock released by the trustee of the ESOP Component from the unallocated (suspense) account for matching contributions and any forfeitures of terminated participants’ nonvested accounts.  Only those participants who are eligible employees of the Company and its participating subsidiaries as of the last day of the Plan year will receive an allocation of regular contributions.

401(k) Component

Each participant’s account includes credits for the participant’s voluntary contributions, any Employer matching or profit-sharing contributions and Plan earnings.  Plan earnings are allocated among all participants based on their investment in each fund.

Vesting

ESOP Component

Participants are immediately 100% vested in safe-harbor matching contributions.  Vesting on regular contributions and matching contributions, is based on years of service including years of service prior to the Plan’s inception.  Participants are 100% vested in the Company’s regular and matching contributions after three years of service.  There is no partial vesting prior to three years of service.

For 2011 and 2010, the Company made safe-harbor matching contributions for which a participant is immediately vested for each Plan year.  Participants also become fully vested in all Company contributions in the event of death, or upon a full or partial termination of the Plan.

401(k) Component

All participant contributions and earnings thereon are immediately 100% vested.

Forfeitures

ESOP Component

If a participant terminates employment prior to being fully vested, any resulting unvested portion is forfeited.  Forfeited shares of Company common stock can be reallocated each year to the Plan’s active participants or used to reduce Plan expenses that would otherwise be paid by the Company.  There was $96 and $499 forfeited in 2011 and 2010, respectively.  Plan expenses paid from forfeited nonvested accounts were $0 and $3,835 in 2011 and 2010, respectively.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

401(k) Component

Forfeitures of nonvested Company contributions can be reallocated to the Plan’s active participants or used to reduce Plan expenses that would otherwise be paid by the Company.  There were no forfeitures in 2011 or 2010.  Plan expenses paid from forfeited nonvested accounts were $0 and $2,138 in 2011 and 2010, respectively.

Payment of Benefits and Withdrawals

ESOP Component

In the Plan year following termination of employment, a participant is eligible to receive a single sum distribution of his or her vested balance.  A terminated participant may receive a distribution in whole shares of Company stock or cash.  Any fractional shares will be paid in cash.

401(k) Component

At retirement or termination of service, a participant can elect to receive, in the form of a single sum, the value of his or her vested account balance.  In-service withdrawals of pre-tax contributions require the participant to meet certain Plan requirements.  Company matching contributions and profit-sharing contributions cannot be withdrawn by a participant prior to his or her termination of employment.  Participants in the Plan can withdraw their after-tax contributions to the Plan, including any investment earnings attributable to those contributions.  Benefits are recorded when paid.

Diversification

ESOP Component

The Plan allows participants who have three or more years of service as of the end of the prior Plan year to elect to diversify all or any part of the Chromcraft Revington, Inc. stock in their accounts.  The diversified amount is transferred into the participant’s 401(k) account.

Voting Rights

ESOP Component

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the ESOP Component’s trustee prior to the time that such rights are to be exercised.  The Plan Committee instructs the ESOP Component’s trustee how to vote the unallocated shares and any shares for which voting instructions are not received.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

401(k) Component

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the 401(k) Component’s trustee prior to the time that such rights are to be exercised.  The Plan Committee instructs the 401(k) Component’s trustee how to vote any shares for which voting instructions are not received.

Notes Receivable From Participants

401(k) Component

Each participant has the right, subject to certain restrictions, to borrow from his or her 401(k) account.  The maximum aggregate amount a participant may borrow is 50% of his or her vested 401(k) account, excluding amounts invested in Company stock, up to a maximum of $50,000.  Loans bear a market rate of interest and may be repaid over a period not to exceed five years.  The interest paid on a loan is credited directly to the participant’s 401(k) account in the Plan.

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Plan Termination

Although the employer has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.  Upon termination of the Plan, the Plan Committee shall direct the trustees of the two Components (Trustees) to pay all liabilities and expenses of the Plan.  Also, in the event of Plan termination, vesting is immediate.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Quoted market prices are used to value shares of mutual funds.  The fair value for shares of Chromcraft Revington common stock was based on the quoted market price on December 31, 2011 and 2010, respectively, as reported by the Trustees.  The fair values of the Plan’s interests in the stable value common trust fund are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the recordkeeper.  The fair value of the Plan’s investment contracts is based on information reported by the investment advisor using the audited financial statements of the common trust fund at year end.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets (deficit) available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common trust fund.  The statements of net assets (deficit) available for benefits present the fair value of the investment in the common trust fund, as well as the adjustment of the investment in the common trust fund from fair value to contract value relating to the investment contracts.  The statements of changes in net assets (deficit) available for benefits are prepared on a contract value basis.

Net assets (deficit) available for benefits reflect the contract value of the Plan’s investments in the stable value common trust fund because a separate adjustment is presented in the statements of net assets (deficit) available for benefits to increase (decrease) the carrying amount of these investments to contract value, as applicable.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

The common trust fund invests in investments that pursue maximum current income while maintaining stability of principal.  The fund primarily invests in guaranteed investment contracts, bank investment contracts, synthetic investment contracts and separate account contracts.  The net asset value of the fund is determined daily utilizing the values of the underlying assets.  The common trust fund provides daily liquidity at contract value for any participant withdrawing and transferring funds.

Note 3:	Investments

The Plan’s investments are presented in the following table:

	2011			2010
	401 (k)			401 (k)
	Component	ESOP Component		Component	ESOP Component
	Allocated	Allocated	Unallocated	Allocated	Allocated	Unallocated
Chromcraft Revington, Inc.
Common stock
Number of shares	105,383	301,357	1,332,546	172,077	267,161	1,400,213

Cost	$341,763	$1,026,182	$13,325,460	$573,204	$1,096,829	$14,002,130

Fair value	$114,868	$328,479	$1,452,475	$342,433	$531,650	$2,786,424

Mutual funds
Fair value	7,974,351	340,097	-	9,331,583	386,699	-
Common trust fund
Fair value	2,806,063	47,547	-	3,782,838	47,128	-
Cash and cash equivalents
Cost (approximates fair value)	-	1,170	-	-	1,170	-

	$10,895,282	$717,293	$1,452,475	$13,456,854	$966,647	$2,786,424

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2011	2010

Chromcraft Revington, Inc. common stock - 401(k) Component	$443,347	$342,433
*Chromcraft Revington, Inc. common stock - ESOP Component	1,452,475	3,318,074
Stable Value Common Trust Fund	2,853,610	3,829,966
Short-Term Bond Fund	87,434	70,337
New Income Fund	588,220	562,114
Spectrum Income Fund	1,303,069	1,426,773
Balanced Fund	1,147,424	1,318,421
Personal Strategy Income Fund	37,231	36,759
Personal Strategy Balanced Fund	227,354	877,366
Personal Strategy Growth Fund	79,901	67,178
Retirement 2005 Fund	40,127	40,993
Retirement 2010 Fund	118,895	315,497
Retirement 2015 Fund	298,345	118,163
Retirement 2020 Fund	212,604	203,716
Retirement 2025 Fund	34,978	35,240
Retirement 2030 Fund	20,250	-
Retirement 2035 Fund	78,396	-
Retirement 2040 Fund	6,637	-
Retirement 2045 Fund	5,904	-
Equity Income Fund	393,454	462,929
Equity Index 500 Fund	448,562	464,054
New America Growth Fund	571,290	651,750
Spectrum Growth Fund	1,501,088	1,787,580
Mid-Cap Growth Fund	246,706	238,773
Small-Cap Stock Fund	274,854	244,973
Science & Technology Fund	53,221	66,256
Spectrum International Fund	538,504	713,035
*Fidelity Portfolio Class I	1,170	-

*Nonparticipant-directed

Dividends realized on the Plan’s investments for 2011 and 2010 were $360,118 and $383,228, respectively.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2011 and 2010 as follows:

	2011	2010

Chromcraft Revington, Inc. common stock - 401(k) Component	$(107,639)	$(58,307)
*Chromcraft Revington, Inc. common stock - ESOP Component	(1,492,043)	(500,598)
Mutual funds	(269,530)	997,989

	$(1,869,212)	$439,084

Note 4:	Disclosures About Fair Value of Assets

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets (deficit) available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock, mutual funds and a money market mutual fund.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include a common trust fund.  See Note 2 for definition of inputs utilized to determine fair value.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets (deficit) available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011 and 2010:

		2011
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Common stock - allocated	$443,347	$443,347	$-	$-
Common stock - unallocated	1,452,475	1,452,475	-	-
Mutual funds
Short-term fixed income	87,434	87,434	-	-
Fixed income	1,891,289	1,891,289	-	-
Balanced/asset allocation	2,308,046	2,308,046	-	-
Large U.S. equity	2,914,394	2,914,394	-	-
Mid U.S. equity	246,706	246,706	-	-
Small U.S. equity	274,854	274,854	-	-
Specialty equity	53,221	53,221	-	-
International equity	538,504	538,504	-	-
Total mutual funds	8,314,448	8,314,448	-	-
Cash and cash equivalents	1,170	1,170	-	-
Common trust fund	2,853,610	-	2,853,610	-

	$13,065,050	$10,211,440	$2,853,610	$-

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

		2010
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant	Significant
		Markets for	Other	Unobservable
		Identical	Observable	Inputs
	Fair	Assets	Inputs	(Level 3)
	Value	(Level 1)	(Level 2)	(As Adjusted)

Common stock - allocated	$874,083	$874,083	$-	$-
Common stock - unallocated	2,786,424	2,786,424	-	-
Mutual funds
Short-term fixed income	70,337	70,337	-	-
Fixed income	1,988,887	1,988,887	-	-
Balanced/asset allocation	3,029,708	3,029,708	-	-
Large U.S. equity	3,366,313	3,366,313	-	-
Mid U.S. equity	238,773	238,773	-	-
Small U.S. equity	244,973	244,973	-	-
Specialty equity	66,256	66,256	-	-
International equity	713,035	713,035	-	-
Total mutual funds	9,718,282	9,718,282	-	-
Cash and cash equivalents	1,170	1,170	-	-
Common trust fund	3,829,966	-	3,829,966	-

	$17,209,925	$13,379,959	$3,829,966	$-

Note 5:	Note Payable

On March 15, 2002, the Trust borrowed $20,000,000, evidenced by a 5.48% note, from the Company.  Proceeds from the note were used to acquire 2,000,000 shares or approximately 33.6% of the outstanding common stock of the Company at that time.  Unallocated shares serve as collateral for the unpaid balance on the note.  Concurrent with the repayment of the note and in proportion thereto, unallocated shares are allocated to participant accounts.  The note is payable in annual installments of principal and interest of $1,376,961 through 2031, which is funded by annual contributions by the Company.

Maturities of the note for the next five years and thereafter are as follows:

2012	$479,565
2013	508,296
2014	536,151
2015	565,532
2016	594,385
Thereafter	13,647,186

$16,331,115

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 6:	Net Assets (Deficit) by Participant and Nonparticipant-Directed Investments

Information about the net assets (deficit) and the significant components of the changes in net assets (deficit) relating to the participant and nonparticipant-directed investments for 2011 and 2010, is as follows:

	2011
	Participant-	Nonparticipant-
	Directed Funds	Directed Funds	Total

Additions
Investment income (loss)
Dividends	$360,118	$-	$360,118
Net depreciation in fair value of investments	(377,169)	(1,492,043)	(1,869,212)
Net investment loss	(17,051)	(1,492,043)	(1,509,094)
Interest income from notes receivable from participants	9,904	-	9,904
Transfers in	26,754	-	26,754
Employee contributions	311,289	-	311,289
Employer contributions	-	1,437,577	1,437,577
Total	330,896	(54,466)	276,430

Deductions
Interest expense	-	919,987	919,987
Transfers out	-	26,754	26,754
Benefits paid to participants	2,830,217	21,338	2,851,555
Total	2,830,217	968,079	3,798,296

Net Decrease	(2,499,321)	(1,022,545)	(3,521,866)

Net Assets (Deficit) Available for Benefits, Beginning of Year	13,952,586	(13,469,611)	482,975

Net Assets (Deficit) Available for Benefits, End of Year	$11,453,265	$(14,492,156)	$(3,038,891)

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

	2010
	Participant-	Nonparticipant-
	Directed Funds	Directed Funds	Total

Additions
Investment income (loss)
Dividends	$383,228	$-	$383,228
Net appreciation (depreciation) in fair value of investments	939,682	(500,598)	439,084
Net investment income (loss)	1,322,910	(500,598)	822,312
Interest income from notes receivable from participants	10,552	-	10,552
Transfers in	18,724	-	18,724
Employee contributions	320,779	-	320,779
Employer contributions	-	1,376,961	1,376,961
Total additions	1,672,965	876,363	2,549,328

Deductions
Interest expense	-	943,728	943,728
Transfers out	-	18,724	18,724
Benefits paid to participants	1,205,780	53,779	1,259,559
Administrative expenses	2,138	3,835	5,973
Total deductions	1,207,918	1,020,066	2,227,984

Net Increase (Decrease)	465,047	(143,703)	321,344

Net Assets (Deficit) Available for Benefits, Beginning of Year	13,487,539	(13,325,908)	161,631

Net Assets (Deficit) Available for Benefits, End of Year	$13,952,586	$(13,469,611)	$482,975

Note 7:	Administrative Expenses

Expenses incurred in the administration of the Plan are paid by the Employer and forfeitures of nonvested Company contributions.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 8:	Income Tax Status

The ESOP Component and the 401(k) Component obtained their latest determination letters as separate plans in 2004 and 2002, respectively, in which the Internal Revenue Service stated that the individual plans and related ESOP trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  On January 29, 2010, the Plan applied for determination for qualification under Internal Revenue Code Sections 401(a), 501(a) and 4975(e)(7).  As of the date of these financial statements, the determination letter had not been received, however, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2008.

Note 9:	Party-in-Interest Transactions

All transactions between the Employer, the Trustees, the Recordkeeper and the participants are considered party-in-interest transactions.

During 2011, interest in the amount of $1,863,715 was paid to the Employer in relation to the note payable for the 2011 and 2010 installment payments.  Interest in the amount of $943,728 was payable as of December 31, 2010 to the Employer in relation to the note payable.

Note 10:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets (deficit) available for benefits per the financial statements at December 31, 2011 and 2010, to Form 5500:

	2011	2010

Net assets (deficit) available for benefits per the financial statements	$(3,038,891)	$482,975
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	99,519	138,431

Net asset (deficit) available for benefits per Form 5500	$(2,939,372)	$621,406

The statement of changes in net assets (deficit) available for benefits included in the Plan’s Form 5500 filing also excludes the impact of the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Chromcraft Revington
Employee Stock Ownership and Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 11:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets (deficit) available for benefits.

The economic conditions present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

For the years ended December 31, 2011 and 2010, the Plan had a net deficit balance available for Unallocated Plan Benefits as a result of the difference between the fair value of the Company common stock held by the Plan and the note payable to the employer, which was established during 2002 when the Trust borrowed from the employer to acquire the common stock of the Company.  Management of the Company has evaluated the current liquidity demands and financial position of the Company and has determined that its cash resources are adequate to meet the Plan’s short-term liquidity requirements including employer contributions.

Supplemental Schedule

Chromcraft Revington
Employee Stock Ownership and Savings Plan
EIN 35-1848094      PN 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

(a)(b)	(c)	(d)	(e)
Identity of Issuer	Description of Investment	Cost	Current Value

Common Stock
*Chromcraft Revington, Inc. common stock	406,740 allocated shares	$1,367,945	$443,347
	1,332,546 unallocated shares	13,325,460	1,452,475
		14,693,405	1,895,822

*T. Rowe Price Common Trust Funds
Stable Value Common Trust Fund	Collective investment fund of bank, insurance and other investment contracts	-	2,853,610
*T. Rowe Price Mutual Funds
Short-Term Fixed Income Funds
Short-Term Bond Fund	18,177 shares	-	87,434

Fixed Income Funds
New Income Fund	60,766 shares	-	588,220
Spectrum Income Fund	105,855 shares	-	1,303,069
		-	1,891,289
Balanced/Asset Allocation Funds
Balanced Fund	60,582 shares	-	1,147,424
Personal Strategy Income Fund	2,361 shares	-	37,231
Personal Strategy Balanced Fund	12,217 shares	-	227,354
Personal Strategy Growth Fund	3,615 shares	-	79,901
Retirement 2005 Fund	3,589 shares	-	40,127
Retirement 2010 Fund	7,916 shares	-	118,895
Retirement 2015 Fund	25,764 shares	-	298,345
Retirement 2020 Fund	13,363 shares	-	212,604
Retirement 2025 Fund	3,021 shares	-	34,978
Retirement 2030 Fund	1,224 shares	-	20,250
Retirement 2035 Fund	6,723 shares	-	78,396
Retirement 2040 Fund	401 shares	-	6,637
Retirement 2045 Fund	535 shares	-	5,904
		-	2,308,046
Large U.S. Equity
Equity Income Fund	17,062 shares	-	393,454
Equity Index 500 Fund	13,240 shares	-	448,562
New America Growth Fund	17,959 shares	-	571,290
Spectrum Growth Fund	89,033 shares	-	1,501,088
		-	2,914,394

Chromcraft Revington
Employee Stock Ownership and Savings Plan
EIN 35-1848094      PN 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Continued)
December 31, 2011

(a)(b)	(c)	(d)	(e)
Identity of Issuer	Description of Investment	Cost	Current Value

Mid U.S. Equity
Mid-Cap Growth Fund	4,679 shares	$-	$246,706

Small U.S. Equity
Small-Cap Stock Fund	8,796 shares	-	274,854

Specialty Equity
Science & Technology Fund	2,078 shares	-	53,221

International Equity
Spectrum International Fund	57,717 shares	-	538,504
		-	8,314,448

Cash and Cash Equivalents
Fidelity Portfolio Class I	1,170 shares	1,170	1,170

*Notes Receivable From Participants	Interest rates from 4.25% to 9.25% with maturities through 2016	-	253,696

		$14,694,575	$13,318,746

*Parties-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chromcraft Revington Employee Stock Ownership and Savings Plan
(Name of Plan)

By the Benefit Plans Administrative Committee

Date: June 27, 2012	/s/ Myron D. Hamas
Myron D. Hamas, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Employee Stock Ownership and
Savings Plan

EXHIBIT INDEX

Exhibit Number	Description

23.2	Consent of Independent Registered Public Accounting Firm dated June 27, 2012 (filed herewith)